SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated April 28th, 2008 announcing Registrant’s first quarter financial results.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: April 28th, 2008

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM DELIVERS RECORD REVENUES
FOR Q1 2008

– $7.7M Revenues, $0.26 EPS –

        KFAR SAVA, Israel – April 28, 2008 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported its financial results for the first quarter ended March 31, 2008.

        Revenues for the first quarter of 2008 reached a record $7.7 million, an increase of 27% compared with $6.0 million recorded in the first quarter of 2007.

        Net income for the period increased by 39% to $1.7 million, or $0.26 per share (basic and diluted), compared with $1.2 million, or $0.22 per diluted share ($0.23 per basic share), for the first quarter of 2007.

        As of the end of the first quarter, the Company’s cash, cash equivalents and marketable securities totaled $35.1 million, an increase of $2.2 million compared with the end of 2007.

        Commenting on the results, Shaike Orbach, President and CEO, said, “We are pleased to report another quarter of record revenues and sequential revenue growth, especially in a market environment that has entered a period of slowdown. Despite the current uncertainty, we continue to see many opportunities in our target markets that we are well-positioned to address. During the past year, we built our business to a new level, increasing our customer base to over 50 companies, many of them leaders in our target markets, and made a successful initial penetration into the vast Chinese market. In parallel, we broadened our product portfolio in ways that enhance our competitive positioning in our addressable markets. We believe these are differentiating advantages that will help us continue to win business and to grow our company over the long term.”

Conference Call Details:

Silicom’s Management will host an interactive conference today, April 28th, at 9am EDT (6am Pacific Time, 4pm Israel Time) to review and discuss the results. To participate, please call one of the following numbers approximately 10 minutes before that time.

US: 1 888 407 2553 (toll free)

UK: 0 800 917 5108 (toll free)

ISRAEL: 03 918 0610 (not toll free)

INTERNATIONAL: +972 3 918 0610 (not toll free)

        For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website, at: www.silicom.co.il

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1-646-201-9246
E-mail: erang@silicom.co.il	E-mail: info@gkir.com

– FINANCIAL TABLES FOLLOW –

Silicom Ltd.
Consolidated Statements of Income
(US$ thousands, except for share and per share data)

	Three-month period ended March 31,
	2008	2007

Sales	$7,703	$6,049
Cost of sales	4,445	3,651

Gross profit	3,258	2,398

Research and development costs	857	539
Selling and marketing expenses	544	400
General and administrative expenses	409	253

Total operating expenses	1,810	1,192

Operating income	1,448	1,206

Financial income, net	247	69

Income before income taxes	1,695	1,275
Income tax expense (benefit)	(41)	30

Net income	$1,736	$1,245

Basic income per ordinary share	$0.26	$0.23

Weighted average number of ordinary shares
used to compute basic income per share (in
thousands)	6,663	5,363

Diluted income per ordinary share	$0.26	$0.22

Weighted average number of ordinary shares
used to compute diluted income per share (in
thousands)	6,800	5,653

Silicom Ltd.
Consolidated Balance Sheets
(US$ thousands)

	March 31, 2008	December 31, 2007

Assets

Current assets
Cash and cash equivalents	$13,743	$14,216
Marketable securities	5,427	3,516
Accounts receivables: Trade, net	7,043	6,545
Accounts receivables: Other	390	338
Inventories	4,505	4,078
Deferred tax assets	252	73

Total current assets	31,360	28,766

Marketable securities	15,972	15,210
Assets held for employees' severance benefits	1,081	952
Property, plant and equipment, net	768	675
Other assets, net	37	39

Total assets	$49,218	$45,642

Liabilities and shareholder's equity

Current liabilities
Trade accounts payable	$3,665	2,997
Other accounts payable and accrued expenses	1,615	1,715

Total current liabilities	5,280	4,712

Liability for employees' severance benefits	1,864	1,596

Total liabilities	7,144	6,308

Shareholders' equity
Ordinary shares and additional paid-in
capital	32,751	31,747
Treasury shares	(38)	(38)
Retained earnings	9,361	7,625

Total Shareholders' equity	42,074	39,334

Total liabilities and shareholders equity	$49,218	$45,642